February 4, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Preston Brewer

Re:	CASI Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-200927
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CASI Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate of the effective date of its Registration Statement on Form S-3 (File No. 333-200927), as amended (the “Registration Statement”), so that it may become effective at 4:00p.m. Eastern Time on February 6, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CASI PHARMACEUTICALS, INC.

By:	/s/ Cynthia W. Hu
Name: Cynthia W. Hu Title: Chief Operating Officer